FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Launches New BlackBerry Certification Program	3
2.	Brightpoint and RIM Enter into a Global Master Distribution Agreement	2

Document 1

May 1, 2008

RIM Launches New BlackBerry Certification Program

Extends reliable, comprehensive certification testing to IT professionals around the world in support of the industry leading BlackBerry platform

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced a new BlackBerry® Certification Program that will extend a reliable, comprehensive certification testing service in support of the BlackBerry® wireless platform. The new BlackBerry Certification Program is intended to provide an empirical means of measuring and validating the real world skills and knowledge used in planning, administering and supporting BlackBerry product deployments. The program, which is designed for IT professionals and consultants as well as wireless carriers and other BlackBerry partners, will be available in 135 countries.

“BlackBerry products and services are available from over 300 carriers in 135 countries around the world and there is substantial demand for qualified IT professionals that are certified to support BlackBerry solutions,” said Peter Broughall, VP of Customer Support Operations at Research In Motion. “Staff certified under the new BlackBerry Certification Program can use their skills in planning and managing deployments to help organizations maximize their investment in the BlackBerry platform.”

The BlackBerry Certification Program is intended to provide a broad range of certification options that align with specific roles. Certifications in the program will be offered in three areas: technical certifications for IT professionals and consultants seeking to establish their credentials for the effective implementation, administration and support of BlackBerry solutions; certifications for professionals in the IT industry seeking to prove their advanced knowledge in the use of BlackBerry solutions; and certifications for corporate developers to validate their skills in the development of mobile applications for the BlackBerry Enterprise Solution.

Certifications planned for availability in 2008 include:

•	BlackBerry® Certified System Administrator – for technical professionals who install, configure and manage the BlackBerry Enterprise Solution – available May 13

•	BlackBerry® Certified Server Support Specialist – for technical specialists supporting BlackBerry Enterprise Server and its associated components – available Fall 2008

•	BlackBerry® Certified Support Specialist – for specialists who support BlackBerry smartphone users in a BlackBerry® Internet Service or BlackBerry Enterprise Server environment – available Fall 2008

•

BlackBerry® Certified Solution Designer – for technical professionals who provide pre- and post-sales technical consulting services to organizations that have deployed the BlackBerry Enterprise Solution – available Fall 2008

Additional certifications for individuals planned to be available in 2009 include BlackBerry® Certified Enterprise Application Developer, BlackBerry® Certified Trainer, BlackBerry® Sales Expert and BlackBerry® Expert User. Organizational certifications planned for 2009 include BlackBerry® Certified Reseller and BlackBerry® Certified Training Center.

RIM is working in collaboration with two recognized leaders in certification testing. Alpine Testing Solutions, which provides innovative, superior-quality testing solutions with an emphasis on customer needs, service and satisfaction, is developing and designing the certification exams. Prometric, a recognized global leader in technology-enabled testing and assessment services, is providing a comprehensive suite of services, including test development, test delivery and data management capabilities to enable the BlackBerry Certification Program to be offered as a highly controlled, proctored testing service at over 4700 test centers in 135 countries.

IT professionals interested in BlackBerry certification programs will be able to schedule exams as they become available, choosing a testing center location and time that is convenient for them, by visiting: www.prometric.com/blackberry. Exams are computer-based, providing prompt results upon submission.

BlackBerry Certified System Administrator will be the first certification designation available. Testing for this designation will premiere on May 13 at the Wireless Enterprise Symposium (WES) 2008 in Orlando, FL, where a limited number of conference attendees will have the opportunity to participate in the first rounds of testing. Certification testing at WES 2008 is now open for registration at www.attendwes.com/certification.

For updates on certification testing availability or more information about the BlackBerry Certification Program, visit www.blackberry.com/certification.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

Brightpoint and RIM Enter into a Global Master Distribution Agreement

PLAINFIELD, Indiana and WATERLOO, Ontario – May 1, 2008 – Brightpoint, Inc. (NASDAQGS: CELL; “Brightpoint”) and Research In Motion Limited (RIM) (NASDAQ: RIMM) today announced that they have entered into a global master distribution agreement. Under the terms of the agreement Brightpoint may distribute RIM products to various territories globally that may include North America, Latin America, Europe, Middle East & Africa, and Asia Pacific. Pursuant to the agreement, Brightpoint will support a wide range of RIM's BlackBerry® smartphones and help in the global expansion and penetration of BlackBerry products and services via Brightpoint’s expansive customer base of more than 25,000 B2B channels globally.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

About Brightpoint, Inc.

Brightpoint, Inc. (NASDAQGS: CELL) is a global leader in the distribution of wireless devices and in providing customized logistic services to the wireless industry. In 2007, Brightpoint handled approximately 83 million wireless devices globally. Brightpoint's innovative services include distribution, channel development, fulfillment, product customization, e-Business solutions, and other outsourced services that integrate seamlessly with its customers. Brightpoint's effective and efficient platform allows its customers to benefit from quickly deployed, flexible, and cost effective solutions. The company has approximately 3,300 employees in more than 25 countries. In 2007 Brightpoint generated revenue of $4.3 billion and net income of $47.4 million. Brightpoint provides distribution and customized services to over 25,000 B2B customers worldwide.  Additional information about Brightpoint can be found on its website at www.brightpoint.com, or by calling its toll-free Information and Investor Relations line at 877-IIR-CELL (877-447-2355).

Certain information in this press release may contain forward-looking statements regarding future events or the future performance of Brightpoint. These statements are only predictions and actual events or results may differ materially. Please refer to the documents Brightpoint files, from time to time, with the Securities and Exchange Commission; including, Brightpoint's most recent Form 10-K and Exhibit 99.1, thereto. These documents contain and identify important risk factors that could cause the actual results to differ materially from those contained in or implied by these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date these statements were made. Brightpoint undertakes no obligation to update any forward-looking statements contained in this press release.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media and Investor Relations Contacts:

Brightpoint, Inc.

Anurag Gupta

317-707-2355

Anurag.gupta@brightpoint.com

Marisa Conway

Brodeur (for RIM)

+1 (212) 771-3639

mconway@brodeur.com

RIM Investor Contact:

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 1, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer